AXA EQUITABLE LIFE INSURANCE COMPANY

                            ROTH IRA CONVERSION RIDER


In this Rider, "you" and "your" mean the Owner.

When this Rider is attached to your Contract, your Contract is converted to a Roth IRA Contract. For purposes of this Rider, reference to "Contract" will also include "Certificate".

Pursuant to Section 408A of the Code, the following elections are available:

If you have elected to have your entire Annuity Account Value be converted to a Roth IRA, then your entire Annuity Account Value will be subject to the terms of the attached "Roth IRA Endorsement" notwithstanding any terms to the contrary contained in the Contract.

If you have elected a specified portion of your Annuity Account Value be converted to a Roth IRA, then the specified portion of your Annuity Account Value will be subject to the terms of the attached "Roth IRA Endorsement" notwithstanding any terms to the contrary contained in this Contract. In this event: such specified portion will be transferred to a separate Contract that will be established; no withdrawal charge that may otherwise apply under this Contract will apply to the amount withdrawn to provide the transfer to such separate Contract; the Annuity Account Value under such separate Contract will be deemed your "Roth IRA Annuity Account Value"; and this Rider will be attached to and made part of such separate Contract.

AXA EQUITABLE LIFE INSURANCE COMPANY

[
/s/ Christopher M. Condron              /s/ Karen Field Hazin
-------------------------------------   ----------------------------------------
Christopher M. Condron                  Karen Field Hazin, Vice President,
President and Chief Executive Officer   Secretary and Associate General Counsel]